1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 10, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTIONS OF WEALTH MANAGEMENT PRODUCTS

Reference is made to the announcement of the Company regarding the First Structured Deposits Agreement of Agricultural Bank of China, the First Master Agreement of Structured Deposits of ICBC, the First Wealth Management Products Master Agreement of Bank of China and the First Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank dated 9 April 2014.

The Board announces that, on 10 November 2014, the Company subscribed for certain wealth management products of Agricultural Bank of China, ICBC, Bank of China, Qilu Bank, CGB, Pingan Bank Jinan and Pingan Bank Guangzhou respectively.

The respective subscription amount under the Second Purchase of Wealth Management Products of Agricultural Bank of China, the Second Purchase of Wealth Management Products of ICBC, the Second Purchase of Wealth Management Products of Bank of China and the Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank itself does not constitute a discloseable transaction of the Company under the Hong Kong Listing Rules. However, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the respective subscription amount will be aggregated with the respective subscription amount under the First Structured Deposits Agreement of Agricultural Bank of China, the First Master Agreement of Structured Deposits of ICBC, the First Wealth Management Products Master Agreement of Bank of China and the First Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank and the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%. Therefore the Second Purchase of Wealth Management Products of Agricultural Bank of China, the Second Purchase of Wealth Management Products of ICBC, the Second Purchase of Wealth Management Products of Bank of China and the Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank also constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

I.	BACKGROUND

Reference is made to the announcement of the Company regarding the First Structured Deposits Agreement of Agricultural Bank of China, the First Master Agreement of Structured Deposits of ICBC, the First Wealth Management Products Master Agreement of Bank of China and the First Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank dated 9 April 2014.

The Board announces that, on 10 November 2014, the Company subscribed for certain wealth management products of Agricultural Bank of China, ICBC, Bank of China, Qilu Bank, CGB, Pingan Bank Jinan and Pingan Bank Guangzhou respectively.

II.	PARTICULARS OF THE SECOND PURCHASE OF WEALTH MANAGEMENT PRODUCTS OF 2014

1.	The Second Purchase of Wealth Management Products of Agricultural Bank of China

According to the First Structured Deposits Agreement of Agricultural Bank of China, on 10 November 2014, the Company made the Second Purchase of Wealth Management Products of Agricultural Bank of China, details of which are as follows:

(1)	Name of product: “Hui Li Feng” RMB wealth management products (Issue 6471 of 2014)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB500 million

(5)	Expected annualized return rate: 4.90%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual operation return rate (365 days a year).

(7)	Value date of product: 11 November 2014

(8)	Maturity date of product: 11 February 2015

(9)	Principal guaranteed: Agricultural Bank of China guaranteed to return 100% of the principal amount of such wealth management product upon maturity.

(10)	Right of early termination: during the investment period for the products, the Agricultural Bank of China has the right but not an obligation of early termination. In case of early termination of this product, the Agricultural Bank of China shall notify the Company 2 working days before the termination date by announcement.

(11)	The payment of principal and return: the principal and corresponding return of the products would be paid within 2 bank working days after the maturity date. The fund transfer will be postponed to the next bank working day if the due date for payment falls on a non-working day.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Agricultural Bank of China and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

2.	The Second Purchase of Wealth Management Products of ICBC

According to the First Master Agreement of Structured Deposits of ICBC, on 10 November 2014, the Company made the Second Purchase of Wealth Management Products of ICBC, details of which are as follows:

(1)	Name of product: Interval Linked Accumulative Corporate RMB Structured Deposits - specialized account wealth management products (Issue 220 of 2014) (Product No.: 14ZH220A)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB1 billion

(5)	Expected annualized return rate: 4.80%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual annualized return rate (365 days a year).

(7)	Value date of product: 10 November 2014

(8)	Maturity date of product: 13 February 2015

(9)	If the product is established and the Company holds the product until it expires, then 100% of the principal will be returned.

(10)	Right of early termination: before the maturity date of the products, ICBC has no right to unilaterally terminate the products.

(11)	The payment of principal and return: the principal will be transferred on the maturity date. The return will be transferred on the first working day after the maturity date of the products.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, ICBC and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

3.	The Second Purchase of Wealth Management Products of Bank of China

According to the First Wealth Management Products Master Agreement of Bank of China, on 10 November 2014, the Company made the Second Purchase of Wealth Management Products of Bank of China, details of which are as follows:

(1)	Name of product: RMB wealth management products (Product No.: CNYAQKFDZ02)

(2)	Investment currency: RMB

(3)	Type of product: Income guaranteed wealth management product

(4)	Subscription amount: RMB1 billion

(5)	Expected annualized return rate: 4.80%

(6)	Principle for calculation of product returns: return on the maturity date of the product is calculated by way of simple interest based on the investment principal, yield and days of investment.

(7)	Value date of product: 11 November 2014

(8)	Maturity date of product: 10 February 2015

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount and income of the Company

(10)	Right of early termination: In case of early termination of this product prior to the maturity date of product, Bank of China shall pay the principal and income on that day.

(11)	The payment of principal and return: If Bank of China decides to exercise its right of early termination or the Company redeems the product, Bank of China will return the principal and pay the income on the current open day. In case of national holidays, the time will be adjusted in accordance with the rules of adjustment.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Bank of China and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

4.	The Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank

On 10 November 2014, the Company entered into the Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank with Qilu Bank to purchase the corporate structured deposits (wealth management) products of Qilu Bank, details of which are as follows:

(1)	Name of product: corporate structured deposits (wealth management) products of Qilu Bank

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB1 billion

(5)	Expected annualized return rate: 5.10%

(6)	Principle for calculation of product returns: return on the product is calculated based on the Company’s investment principal, days of investment and the actual annual yield illustrated by the equation: product returns = principal × product yield calculation period × the annualized return rate of product yields ÷ 365 .

(7)	Earnings starting date of product: 10 November 2014

(8)	Maturity date of product: 9 February 2015

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount and income of the Company and one-off return of principal amount and contracted product income of the RMB deposit wealth management products upon maturity.

(10)	Right of early termination: Qilu Bank has the right of early termination according to the market conditions. In case of early termination of this product, Qilu Bank shall notify the Company within 2 working days before the termination date.

(11)	The payment of principal and return: the payment date shall be the maturity date or the early termination date if Qilu Bank exercised the early termination right. If the maturity date (or the early termination date) falls on a non-working day, the payment will be postponed to the next working day. No interest will be borne from the maturity date to the actual payment date of the principal and return.

(12)	Description of connected relationship: to the best of the Directors’ knowledge, information and belief having made reasonable enquiry, Qilu Bank and its ultimate beneficial owners are the third parties who are independent of the Company and connected persons of the Company and they are not connected persons of the Company.

III.	PARTICULARS OF OTHER WEALTH MANAGEMENT PRODUCTS AGREEMENTS

This section is a voluntary disclosure made by the Company.

1.	Guangying Ansheng RMB Margin Deposits Plan Corporate Products Agreement of CGB

On 10 November 2014, the Company entered into the Guangying Ansheng RMB Margin Deposits Plan Corporate Products Agreement of CGB with CGB to purchase RMB margin deposits plan corporate products, details of which are as follows:

(1)	Name of product: Guangying Ansheng RMB Margin Deposits Plan

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB500 million

(5)	Expected annualized return rate: 5.00%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual annualized return rate (365 days a year).

(7)	Margin deposits starting date: 10 November 2014

(8)	Margin deposits ending date: 9 February 2015

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount of such margin deposits to be returned on maturity date and payment date of return.

(10)	Right of early termination: CGB has the right of early termination or temporary suspension of the margin deposits plan according to actual conditions. In case of early termination of this product, CGB shall notify the Company by way of announcement 2 working days before the termination date and return the principal and product return actually accrued to the Company within 2 working days after the termination date.

(11)	The payment of principal and return: the principal and return will be transferred to the Company’s account within 2 working days after the maturity date. No interest or return will be borne from the maturity date or the actual termination date to the actual payment date of the principal and return.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CGB and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

2.	Corporate Structured Deposits Products Contract of Pingan Bank Jinan

On 101 November 2014, the Company entered into the Corporate Structured Deposits (wealth management) Products Contract of Pingan Bank Jinan with Pingan Bank Jinan to purchase the corporate structured deposits products of Pingan Bank Jinan, details of which are as follows:

(1)	Name of product: corporate structured deposits products of Pingan Bank Jinan (Product number: TGG140943)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB500 million

(5)	Expected Annualized return rate: 5.00%

(6)	Principle for calculation of product returns: return on the product is calculated based on the Company’s investment principal, days of investment and the actual annual yield.

(7)	Establishment date of product: 12 November 2014

(8)	Maturity date of product: 12 February 2015

(9)	Principal guaranteed: If the product is established and the Company holds the product until it reaches maturity, then Pingan Bank Jinan guarantees that 100% of the principal will be protected.

(10)	Right of early termination: Within the deposit period, the Company has no right of early termination. Pingan Bank Jinan reserves the right of early termination and extension of the term of the products upon the maturity date on any date within the deposit period according to the market conditions. Pingan Bank Jinan shall notify the Company by way of announcement 2 working days before the early termination date or the maturity date.

(11)	The payment of principal and return: the principal and return shall be paid within 2 working days after the maturity date or the early termination date or the extension date (as the case may be). If the relevant payment date falls on a non-working day, the payment will be postponed to the next working day.

(12)	Description of connected relationship: to the best of the Directors’ knowledge, information and belief having made reasonable enquiry, Pingan Bank Jinan and its ultimate beneficial owners are the third parties who are independent of the Company and connected persons of the Company and they are not connected persons of the Company.

3.	Corporate Structured Deposits Products Contract of Pingan Bank Guangzhou

On 10 November 2014, the Company entered into the Corporate Structured Deposits (wealth management) Products Contract of Pingan Bank Guangzhou with Pingan Bank Guangzhou to purchase the corporate structured deposits products of Pingan Bank Guangzhou, details of which are as follows:

(1)	Name of product: corporate structured deposits products of Pingan Bank Guangzhou (Product code: TGG)

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB500 million

(5)	Annualized return rate: 4.90%

(6)	Principle for calculation of product returns: return on the product is calculated based on the Company’s investment principal, days of investment and the actual annual yield.

(7)	Earnings starting date of product: 12 November 2014

(8)	Maturity date of product: 11 February 2015

(9)	Principal guaranteed: If the product is established and the Company holds the product until it reaches maturity, then Pingan Bank Guangzhou guarantees that 100% of the principal will be protected.

(10)	Right of early termination: Within the deposit period, the Company has no right of early termination. Pingan Bank Guangzhou reserves the right of early termination and extension of the term of the products upon the maturity date on any date within the deposit period according to the market conditions. Pingan Bank Guangzhou shall notify the Company by way of announcement 2 working days before the early termination date or the maturity date.

(11)	The payment of principal and return: the principal and return shall be paid within 2 working days after the maturity date or the early termination date or the extension date (as the case may be). If the relevant payment date falls on a non-working day, the payment will be postponed to the next working day.

(12)	Description of connected relationship: to the best of the Directors’ knowledge, information and belief having made reasonable enquiry, Pingan Bank Guangzhou and its ultimate beneficial owners are the third parties who are independent of the Company and connected persons of the Company and they are not connected persons of the Company.

IV.	REASONS AND BENEFITS FOR ENTERING INTO THE SECOND PURCHASE OF WEALTH MANAGEMENT PRODUCTS OF 2014

Without affecting the Company’s project constructions, liquidity and fund security, the Company utilized certain idle funds to subscribe for highly secured principal-guaranteed wealth management products from banks. Such subscription will not affect the need of working capital of the Company. Appropriate short-term wealth management with low risk exposure is conducive to enhance the utilization of capital and increase income from idle funds.

Therefore, the Directors consider that the Second Purchase of Wealth Management Products of 2014 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

V.	IMPLICATION OF THE HONG KONG LISTING RULES

The respective subscription amount under the Second Purchase of Wealth Management Products of Agricultural Bank of China, the Second Purchase of Wealth Management Products of ICBC, the Second Purchase of Wealth Management Products of Bank of China and the Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank itself does not constitute a discloseable transaction of the Company under the Hong Kong Listing Rules. However, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the respective subscription amount will be aggregated with the respective subscription amount under the First Structured Deposits Agreement of Agricultural Bank of China, the First Master Agreement of Structured Deposits of ICBC, the First Wealth Management Products Master Agreement of Bank of China and the First Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank and the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%. Therefore the Second Purchase of Wealth Management Products of Agricultural Bank of China, the Second Purchase of Wealth Management Products of ICBC, the Second Purchase of Wealth Management Products of Bank of China and the Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank also constitute discloseable transactions of the Company and are subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

VI.	GENERAL

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Agricultural Bank of China

Agricultural Bank of China is a licensed bank incorporated under the laws of the PRC. The principal businesses of Agricultural Bank of China include various corporate and retail banking products and services for a broad range of customers and carries out treasury operations for our own accounts or on behalf of customers. Its business scope includes, among others, investment banking, fund management, financial leasing and life insurance.

ICBC

ICBC is a licensed bank incorporated under the laws of the PRC. The principal businesses of ICBC include corporate and personal financing business, capital business, investment banking and provision of assets management, trust , finance lease and other financial services.

Bank of China

Bank of China is a licensed bank incorporated under the laws of the PRC. The principal business of Bank of China is commercial banking, including corporate banking, personal banking, financial markets services, investment banking and operation of insurance.

Qilu Bank

Qilu Bank is a licensed bank incorporated under the laws of the PRC. Qilu Bank is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

CGB

CGB is a licensed bank incorporated under the laws of the PRC. CGB is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

Pingan Bank Jinan

Pingan Bank Jinan is the Jinan Gaoxin sub-branch of Ping An Bank Co., Ltd., a licensed bank incorporated under the laws of the PRC. Ping An Bank Co., Ltd. is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

Pingan Bank Guangzhou

Pingan Bank Guangzhou is the No. 4 Zhongshan Road Guanzhou sub-branch of Ping An Bank Co., Ltd., a licensed bank incorporated under the laws of the PRC. Ping An Bank Co., Ltd. is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“Agricultural Bank of China”	Zoucheng sub-branch of Agricultural Bank of China Limited;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Bank of China”	Zoucheng sub-branch of Bank of China Limited;

“Board”	the board of directors of the Company;

“CGB”	Jining branch of China Guangfa Bank Co., Ltd.;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Corporate Structured Deposits Products Contract of Pingan Bank Guangzhou”	the agreement entered into between the Company Pingan Bank Guangzhou on 10 November 2014 in relation to subscription of wealth management products of Pingan Bank Guangzhou;

“Corporate Structured Deposits Products Contract of Pingan Bank Jinan”	the agreement entered into between the Company Pingan Bank Jinan on 10 November 2014 in relation to subscription of wealth management products of Pingan Bank Jinan;

“Director(s)”	the director(s) of the Company;

“First Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank”	the agreement entered into between the Company and Qilu Bank on 9 April 2014 in relation to subscription of wealth management products of Qilu Bank;

“First Master Agreement of Structured Deposits of ICBC”	the agreement entered into between the Company and ICBC on 9 April 2014 in relation to the purchase of wealth management products of ICBC;

“First Structured Deposits Agreement of Agricultural Bank of China”	the agreement entered into between the Company and Agricultural Bank of China on 9 April 2014 in relation to subscription of wealth management products of Agricultural Bank of China;

“First Wealth Management Products Master Agreement of Bank of China”	the agreement entered into between the Company and Bank of China on 9 April 2014 in relation to subscription of wealth management products of Bank of China;

“Group”	the Company and its subsidiaries;

“Guangying Ansheng RMB Margin Deposits Plan Corporate Products Agreement of CGB”	the agreement entered into between the Company and CGB on 10 November 2014 in relation to subscription of wealth management products of CGB;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“ICBC”	Zoucheng sub-branch of Industrial and Commercial Bank of China Limited;

“Pingan Bank Guangzhou”	No. 4 Zhongshan Road Guanzhou sub-branch of Ping An Bank Co., Ltd.;

“Pingan Bank Jinan”	Jinan Gaoxin sub-branch of Ping An Bank Co., Ltd.;

“PRC”	the People’s Republic of China;

“Qilu Bank”	Jinan Yanshan sub-branch of Qilu Bank Co., Ltd.;

“RMB”	Renminbi, the lawful currency of the PRC;

“Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank”	the agreement entered into between the Company and Qilu Bank on 10 November 2014 in relation to subscription of wealth management products of Qilu Bank;

“Second Purchase of Wealth Management Products of Structured Deposits of ICBC”	the second purchase of wealth management products of ICBC on 10 November 2014 according to the First Master Agreement of Structured Deposits of ICBC;

“Second Purchase of Wealth Management Products of Agricultural Bank of China”	the second purchase of wealth management products of Agricultural Bank of China on 10 November 2014 according to the First Structured Deposits Agreement of Agricultural Bank of China;

“Second Purchase of Wealth Management Products of Bank of China”	the second purchase of wealth management products of Bank of China on 10 November 2014 according to the First Wealth Management Products Master Agreement of Bank of China;

“Second Purchase of Wealth Management Products of 2014”	means the Second Purchase of Wealth Management Products of Agricultural Bank of China, the Second Purchase of Wealth Management Products of ICBC, the Second Purchase of Wealth Management Products of Bank of China and the Second Corporate Structured Deposits (wealth management) Products Contract of Qilu Bank

“Shareholders”	the shareholders of the Company;

“%”	percentage

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

10 November 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC